UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————————

FORM S-8
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

———————————

INTEGRYS ENERGY GROUP, INC.
(Exact name of Registrant as specified in its charter)

Wisconsin	**39-1775292**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

130 East Randolph Drive
Chicago, Illinois 60601
(Address of principal executive offices)

Integrys Energy Group, Inc. 2007 Omnibus Incentive Compensation Plan
(Full title of the plan)

Larry L. Weyers	Copy to:
President and Chief Executive Officer	
Integrys Energy Group, Inc.	**Russell E. Ryba**
130 East Randolph Drive	**Foley & Lardner LLP**
Chicago, Illinois 60601	**777 East Wisconsin Avenue**
800-699-1269	**Milwaukee, Wisconsin 53202-5367**
(Name and address, and telephone number, including area code, of agent for service)	**414-297-5668**

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered [1]	Proposed Maximum Offering Price Per Share[2]	Proposed Maximum Aggregate Offering Price [2]	Amount of Registration Fee
Common Stock, $1.00 par value	3,500,000	$48.03	$168,105,000	$6,607

(1) Pursuant to Rule 416 under the Securities Act of 1933, in the event of a stock split, stock dividend, or similar transaction involving the Common Stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover additional shares.

(2) Estimated for purposes of calculating the registration fee pursuant to Rule 457(c) and Rule 457(h) under the Securities Act, based on the average of the low and high prices of the common stock as reported on the New York Stock Exchange on April 15, 2008.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The document or documents containing the information specified in Part I are not required to be filed with the Securities and Exchange Commission ("Commission") as part of this Registration Statement.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents have been previously filed by the Registrant (File No. 1-11337) with the Commission and are incorporated herein by reference:

Filings	Filing Date
Annual Report on Form 10-K for the year ended December 31, 2007	February 28, 2008
Current Report on Form 8-K dated March 4, 2008	March 10, 2008
Current Report on Form 8-K dated March 27, 2008	April 2, 2008
Current Report on Form 8-K dated April 7, 2008	April 11, 2008
Current Report on Form 8-K dated April 10, 2008	April 15, 2008
Description of Common Stock of the Registrant (then known as WPS Resources Corporation) contained in the Registration Statement on Form 8-B, and any amendments or reports filed for the purpose of updating such description	June 1, 1994

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of filing of this Registration Statement and prior to such time as the Registrant files a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

ITEM 4.   DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the Wisconsin Business Corporation Law and Article VI of the By-laws of Registrant, directors and officers of Registrant are entitled to mandatory indemnification from us against

certain liabilities and expenses to the extent such officers or directors are successful on the merits or otherwise in connection with a proceeding, unless it is determined that the director or officer breached or failed to perform his or her duties to Registrant and such breach or failure constituted: (a) a willful failure to deal fairly with Registrant or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit (unless such profit is immaterial under the circumstances); or (d) willful misconduct. It should also be noted that the Wisconsin Business Corporation Law specifically states that it is the policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation to the extent required or permitted as described above. Additionally, under the Wisconsin Business Corporation Law, directors of Registrant are not subject to personal liability to Registrant, its shareholders or any person asserting rights on behalf of Registrant or its shareholders for certain breaches or failures to perform any duty resulting solely from their status as directors or officers except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

The indemnification provided by the Wisconsin Business Corporation Law and our By-laws is not exclusive of any other rights to which a director or officer may be entitled. The general effect of the foregoing provisions may be to reduce the circumstances under which an officer or director may be required to bear the economic burden of the foregoing liabilities and expenses.

The indemnification described above may be broad enough to cover liabilities under the Securities Act of 1933. Officers and directors of the Registrant may also be indemnified by any underwriters or agents for certain claims under the Securities Act of 1933 pursuant to the terms of any proposed form of underwriting agreement and agency agreement filed herewith. The Registrant has purchased insurance permitted by the Wisconsin Business Corporation Law on behalf of its officers and directors which may cover liabilities under the Securities Act of 1933.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.

Not Applicable.

ITEM 8.   EXHIBITS.

The following exhibits have been filed (except where otherwise indicated) as part of this Registration Statement:

Exhibit No.	Exhibit
4	Integrys Energy Group, Inc. 2007 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed February 28, 2008 [File No. 1-11337]).
5	Opinion of Foley & Lardner LLP.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Foley & Lardner LLP (contained in Exhibit 5).
24	Powers of Attorney.

ITEM 9.   UNDERTAKINGS.

        a. The undersigned Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (a)   to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (b)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                (c)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(a) and (a)(1)(b) of this section do not apply if the registration statement is on Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

                (a)   Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

                (b)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to

which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

b. The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Green Bay, and State of Wisconsin, on this 17th day of April, 2008.

INTEGRYS ENERGY GROUP, INC.

By: /s/ Larry L. Weyers
Larry L. Weyers
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

<u>Name</u>	<u>Capacity</u>
/s/ Larry L. Weyers Larry L. Weyers	President, Chief Executive Officer (principal executive officer) and Director*
/s/ Joseph P. O'Leary Joseph P. O'Leary	Senior Vice President and Chief Financial Officer (principal financial officer)*
/s/ Diane L. Ford Diane L. Ford	Vice President and Corporate Controller (principal accounting officer)*

* Each of the above signatures is affixed as of April 17, 2008.

Keith E. Bailey+	Director
Richard A. Bemis+	Director
James R. Boris+	Chairman of the Board and Director
William J. Brodsky+	Director
Albert J. Budney, Jr.+	Director
Pastora San Juan Cafferty+	Director
Ellen Carnahan+	Director
Robert C. Gallagher+	Director
Kathryn Hasselblad-Pascale+	Director
John W. Higgins+	Director
James L. Kemerling+	Director
Michael E. Lavin+	Director
John C. Meng +	Director
William F. Protz, Jr.+	Director

+By: /s/ Barth J. Wolf
    Barth J. Wolf
    Attorney-in-Fact*

* Each of the above signatures is affixed as of April 17, 2008.

EXHIBIT INDEX

Form S-8 Registration Statement for
Integrys Energy Group, Inc. 2007 Omnibus Incentive Compensation Plan

Exhibit No.	Exhibit
4	Integrys Energy Group, Inc. 2007 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed February 28, 2008 [File No. 1-11337]).
5	Opinion of Foley & Lardner LLP.
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Foley & Lardner LLP (contained in Exhibit 5).
24	Powers of Attorney.



FOLEY & LARDNER LLP

Exhibit 5

ATTORNEYS AT LAW

April 17, 2008

777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

CLIENT/MATTER NUMBER
092233-0112

Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, Illinois 60601

Ladies and Gentlemen:

We have acted as counsel for Integrys Energy Group, Inc., a Wisconsin corporation (the "Company"), in connection with the preparation of a Registration Statement on Form S-8 (the "Registration Statement") to be filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to an aggregate of 3,500,000 shares of the Company's Common Stock, par value $1.00 per share (the "Common Stock"), that may be issued pursuant to the Integrys Energy Group, Inc. 2007 Omnibus Incentive Compensation Plan (the "Plan").

In connection with our representation, we have examined: (a) the Plan; (b) the Registration Statement; (c) the Restated Articles of Incorporation and Bylaws of the Company, as amended to date; (d) resolutions of the Board of Directors of the Company relating to the Plan and the Registration Statement; and (e) such other documents and records as we have deemed necessary to enable us to render this opinion. In all such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents, certificates, and instruments submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. We have, among other things, relied upon certificates of public officials and, as to various factual matters, certificates of officers of the Company.

Based upon and subject to the foregoing, and assuming that (a) the Registration Statement and any amendments thereto (including post-effective amendments) will have become effective and comply with all applicable laws; (b) the Registration Statement will be effective and will comply with all applicable laws at the time the Common Stock is offered or issued as contemplated by the Registration Statement; and (c) all Common Stock will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement, we are of the opinion that:

1. The Company is a corporation validly existing under the laws of the State of Wisconsin.

2. The shares of Common Stock covered by the Registration Statement, when issued and paid for pursuant to the terms and conditions of the Plan, and as contemplated in the Registration Statement, will be validly issued, fully paid and nonassessable, subject to the personal liability that may be imposed on shareholders by former Section 180.0622(2)(b) of the

BOSTON
BRUSSELS
CENTURY CITY
CHICAGO
DETROIT

JACKSONVILLE
LOS ANGELES
MADISON
MIAMI
MILWAUKEE

NEW YORK
ORLANDO
SACRAMENTO
SAN DIEGO
SAN DIEGO/DEL MAR

SAN FRANCISCO
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA

TOKYO
WASHINGTON, D.C.



FOLEY & LARDNER LLP

Wisconsin Business Corporation Law for debts incurred prior to June 14, 2006 (for debts incurred on or after such date, Section 180.0622(2)(b) has been repealed) owing to employees for services performed, but not exceeding six months service in any one case.

We consent to the use of this opinion as an exhibit to the Registration Statement and the references to our firm therein. In giving our consent, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,

FOLEY & LARDNER LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 27, 2008, relating to the financial statements and financial statement schedules of Integrys Energy Group, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard), and the effectiveness of Integrys Energy Group, Inc.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Integrys Energy Group, Inc. for the year ended December 31, 2007.

Deloitte & Touche LLP

Milwaukee, Wisconsin
April 17, 2008

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



Keith E. Bailey
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.

Richard A. Bemis
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



James R. Boris
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.

William J. Brodsky
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



Albert J. Budney, Jr.
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



Pastora San Juan Cafferty
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.

Ellen Carnahan
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



Robert C. Gallagher
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



Kathryn M. Hasselblad-Pascale
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.

John W. Higgins
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



James L. Kemerling
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.

Michael E. Lavin
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



John C. Meng
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



William F. Protz, Jr.
Director

Exhibit 24

POWER OF ATTORNEY

WHEREAS, INTEGRYS ENERGY GROUP, INC. a Wisconsin corporation (hereinafter referred to as the "Corporation") will file with the Securities and Exchange Commission, under the provisions of the Securities Act of 1933, a Form S-8 Registration Statement for the Integrys Energy Group 2007 Omnibus Incentive Compensation Plan; and

WHEREAS, the undersigned is a Director of the Corporation;

NOW, THEREFORE, the undersigned hereby constitutes and appoints Larry L. Weyers, Joseph P. O'Leary, and Barth J. Wolf or any one of them, as attorney, with full power to act for the undersigned and in the name, place and stead of the undersigned, to sign the name of the undersigned as Director to said Registration Statement on Form S-8 and any and all amendments (including post-effective amendments) to said statement, hereby ratifying and confirming all that said attorney may or shall lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned has executed this document this 10th day of April, 2008.



Larry L. Weyers
Director